EXHIBIT 99.1

POET Technologies Announces Bridge Financing Transactions

NOT FOR DISSEMINATION TO U.S. NEWSWIRES OR DISCLOSURE IN THE UNITED STATES

TORONTO, April 01, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) is pleased to announce that it has successfully arranged over C$10 million of financing, representing the minimum amount of funds needed to bridge the Company to the previously announced anticipated sale of its DenseLight subsidiary.  That sale is scheduled to be completed in September 2019, subject to certain conditions including shareholder and other approvals. The Company expects to generate cash proceeds of approximately C$34.2 million to C$39.5 million upon completion of the DenseLight sale.

The first component of the financing consists of the issuance of up to C$14 million principal amount of 12% convertible unsecured debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures will be sold in multiple tranches over upcoming months, as needed, on a brokered private placement basis through the Company’s financial advisors, IBK Capital.  Closing of the first tranche of Convertible Debentures, for gross proceeds of approximately C$1.9 million, is expected to occur on April 3, 2019, subject to final approval by the TSX Venture Exchange. Further indications of interest amounting to C$1.6 million from parties who could not participate in the first tranche are expected to be included in subsequent tranches.

Insiders of the Company are expected to subscribe for over 47% of the first tranche of Convertible Debentures, including the Company’s board of directors, senior management team and financial advisors, IBK Capital.  Successive tranche closings in the coming months are each subject to approval by the TSX Venture Exchange.

The second component of the financing consists of a credit facility (the “Bridge Loan”) to be provided by Espresso Capital Ltd. The Company has signed a term sheet for the Bridge Loan that, subject to execution of definitive loan documents and the approval of the TSX Venture Exchange, will give the Company access of up to C$6.6 million (US$5.0 million). The Company expects to sign the loan documents on April 3, 2019 with the initial advance under the Bridge Loan of C$2.6 million (US$2.0 million) occurring shortly thereafter.

Thomas Mika, the Company’s Executive Vice President and Chief Financial Officer, said: “The significant investment made by management and the board clearly demonstrates our strong confidence in the long-term success of POET. Additionally, as indicated when we announced the proposed sale of DenseLight, we upheld our commitment to finance the Company without pursuing a highly dilutive equity raise.  The combination of the two forms of financing, when completed should comfortably exceed our needs over the next several months, giving us maximum flexibility. The continued offering of Convertible Debentures is intended to allow our stockholders and new prospective investors to participate in the future growth of POET Technologies.”

The proceeds of the financing are expected to be used to advance the Company’s optical interposer platform and for working capital and general corporate purposes.

The Convertible Debentures will bear interest at a rate of 12.0%, payable monthly in arrears, and mature twenty-four (24) months following the date of issue. The principal amount of Convertible Debentures outstanding will be convertible, in whole or in part, at the sole discretion of the holder, into units of the Company (“Units”) at any time on or after November 1, 2019 at a price of C$0.40 per Unit. Each Unit is comprised of one common share and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at a price of C$0.50 per share at any time on or prior to forty-eight (48) months following the date of issue. Holders of Convertible Debentures will have the option to cause the Company to redeem the outstanding principal amount of such Convertible Debentures at par following the completion of the DenseLight sale. IBK Capital will be paid a broker fee of 5.0% of the gross proceeds raised from the sale of Convertible Debentures.

Funds drawn under the Bridge Loan bear an annual interest at 15% over the time that any advance is outstanding, with an additional 2.5% annualized payable when the advance is repaid (subject to adjustment in certain circumstances).  The Bridge Loan matures on December 31, 2019. Following the signing which is expected to occur on April 3, 2019 and subsequent funding, the Company may request advances from time to time from Espresso Capital, subject to an advance fee payable to Espresso of 2.0% of the amount of each advance. In the event that either party terminates discussions in connection with the sale of the Company’s DenseLight subsidiary (described in the Company’s press release of February 4, 2019) all amounts outstanding will become due and payable within 60 days. The definitive documentation for the Bridge Loan will also impose customary financial and other covenants, reporting obligations, events of default and other requirements on the Company while amounts under the Bridge Loan are outstanding. Additionally, the Company has agreed to issue to Espresso Capital, in consideration for the advancement of the Bridge Loan, 3,289,500 common share purchase warrants (the “Lender Warrants”), with each Lender Warrant entitling the holder to purchase one common share at a price of C$0.50 at any time on or prior to forty-eight (48) months following the date of issue. The issuance of the Lender Warrants is subject to approval of the TSX Venture Exchange. Advances under the Bridge Loan will be secured by a general security interest in favour of Espresso Capital over all of the assets and undertaking of the Company.

The securities to be issued pursuant to the financing (including the Convertible Debentures, Lender Warrants and any securities issued on conversion or exercise thereof (including the Warrants or common shares issued as a component of the Units, on exercise of the Warrants or on exercise of the Lender Warrants) if prior to such date) will be subject to a hold period of four months.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and any other applicable securities laws of the United States or an exemption from such registration requirements is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within any jurisdiction, including the United States.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding the success of the Company’s financing transactions and its ability to further financing steps described in this news release.  Such statements include the Company’s expectations with respect to use of proceeds from the financing, completion of additional tranches of Convertible Debentures, completion of the sale of its DenseLight subsidiary, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding financing activities, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the inability of the Company to cooperate effectively as described in this press release, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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